January 22, 2014

Mark P. Shuman

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Patent Properties, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 13, 2013
File No. 333-191783

Dear Mr. Shuman:

On behalf of our client, Patent Properties, Inc,. a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated January 2, 2014 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-191783) (the “Form S-1”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Form S-1 (“Amendment No. 2”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.	Notwithstanding your response to prior comment 2, it appears the lack of an invention and secrecy agreement with Mr. Walker warrants prominent disclosure in light of his apparent significance to your company and the emphasis throughout your document regarding his historical activities and anticipated benefits you expect him to provide. We note your disclosure on page 30 that you intend to continue to build your invention portfolio under Mr. Walker’s leadership. In a prominently-positioned risk factor discuss the risks to the company and its shareholders of the lack of an invention assignment and secrecy agreement with Mr. Walker. Additionally, references to Mr. Walker throughout should be accompanied by concise text that explains the lack of any contractual commitments from him. It appears that discussion of the possible terms of a “contemplated” invention assignment agreement is not significant to investors. Such discussion should be omitted or revised significantly. Your disclosure should focus on existing conditions and the potential adverse consequences to investors of those circumstances. Consistent with our prior comment, describe the uncertainties and limitations on the company’s intellectual property rights to inventions by Mr. Walker in

Mark P. Shuman

U.S. Securities and Exchange Commission

January 22, 2014

the absence of any assignment agreement to past as well as future inventions. Summarize and provide appropriate emphasis of these matters in the summary and in the risk factors section, and provide a reasonably detailed discussion in the business section.

RESPONSE: On January 20, 2014, Patent Properties entered into an Invention Assignment Agreement with Jay Walker, a copy of which has been filed as Exhibit 10.35 to Amendment No. 2, pursuant to which Mr. Walker agrees to assign to Patent Properties the rights to new inventions and amendments to pending patent applications that relate to the subject matter of the patents owned by Patent Properties.

2.	We note your responses to prior comment 3 on pages 2, 9 and 59. In those locations, please enhance your disclosure with quantitative data by stating the percentage of revenues you received from each source of revenue that accounted for more than ten percent of total revenues.

RESPONSE: The disclosure requested by the Staff has been included in Amendment No. 2.

Prospectus Summary

Overview of the Business, page 1

3.	In the second paragraph, emphasize economic effects of the agreement and plan of merger, rather than reciting the legal mechanics of the transaction. Specifically discuss the assets and business activities of the company prior to the entry into that agreement. The reference to the triangular structure of the transaction appears unnecessary to explain to investors what was acquired and what the company paid. The relationship of Walker Digital Sub to the entities you define as Walker Digital and Walker Holdings is unclear. Please clearly describe the business and activities of Walter Digital that were acquired by the company in the business combination and explain the extent to which technology invention and licensing activities of Walker Holdings were retained by it rather than conveyed (directly or indirectly) to the company in the transaction. Clarify the relationship of Walker Licensing, which you reference under the financial results heading, to this business combination.

RESPONSE: The disclosure requested by the Staff has been included in Amendment No. 2.

4.	Please expand the reference to the patent licensing system to state that the system is in development, has not been completed and may never be developed into a workable or marketable product.

RESPONSE: The disclosure requested by the Staff has been included in Amendment No. 2.

Mark P. Shuman

U.S. Securities and Exchange Commission

January 22, 2014

Employees, page 2

5.	Please tell us the number of employees in your ten-employee labor force that currently engage primarily in the development of new technologies. In your response letter, briefly describe the technical backgrounds of those persons. Also, tell us the portion of your labor force that primarily engages in contract negotiation or administration, the identification of unlicensed uses of the registrant’s technologies and litigation management. Finally, tell us the number of your employees that engage primarily in administrative activities such as finance, accounting, legal, investor relations and human resources. Information responsive to this comment appears necessary to evaluate your response to prior comment 10 and whether a risk factor regarding limited, current research and development capabilities is warranted.

RESPONSE: The current labor force of Patent Properties includes our Chief Executive Officer who was CEO of Walker Digital from January 2008 until the merger in September 2013. During which time, he was responsible for all business operations of Walker Digital, including the patent development, enforcement and licensing segment that is now part of Patent Properties. The Company also has a six person legal and intellectual property department led by the General Counsel who joined Walker Digital in September 2011 with over 20 years of inhouse leadership and litigation experience. The legal team includes three individuals who collectively were at Walker Digital for over thirty years and have been responsible for patent development, prosecution and maintenance. The legal department also includes an attorney with four years experience at Walker Digital and a corporate paralegal with over 13 years of public company experience. The legal department is primarily responsible for overseeing all patent prosecution matters as well as our litigation and licensing activities. The legal department also relies on outside patent counsel, outside litigation counsel and outside patent monetization experts. Patent Properties also has a CFO with over 25 years of accounting and financial management experience and a finance assistant. The Company also has a Chief Technology Officer with over 15 years technology experience who is responsible for leading the development of the new patent licensing system, an Exective Chairman with over 25 years technology experience who is involved in research and development, and a Chief of Staff, who is responsible for administration and human resources.

Risk Factors

Risks Related to Our Company, Our Business and Our Industry

“Historically, our revenue has been generated from settling litigation matters,” page 9

6.	Please clarify whether the license agreements that have generated your revenues provided non-exclusive licenses.

Mark P. Shuman

U.S. Securities and Exchange Commission

January 22, 2014

RESPONSE: The disclosure requested by the Staff has been included in Amendment No. 2.

Description of Business, page 29

7.	We note the discussion of your intellectual property protection strategy in response to prior comments 2 and 21. Consider combining these responses in a separately captioned heading that addresses your intellectual property protection strategy as it relates to Mr. Walker, your directors in general and your employees.

RESPONSE: The Company has considered combining the disclosures in the manner suggested by the Staff, but believes that such prominence suggests a strategic focus of management that may not necessarily be consistent with its current practices. The Company respectfully believes that the execution of the Invention Assignment Agreement with Jay Walker and the related disclosure adequately addresses the issues noted in comment 7 and comment 1 above.

Overview

Business Overview, page 29

8.	We note your response to prior comment 20 as it relates to Mr. Walker’s ranking as the world’s 11th most patented living individual, based on U.S. patent issuances. As we were unable to locate this statistic based on the information provided in your response, please provide us with a copy of the relevant portions of the sources you cite. To expedite our review, please clearly mark each source to highlight the applicable portions or sections containing the statistic. Alternatively, delete this claim. Provide appropriate context when referring to the undeveloped patent licensing system that you may acquire. Clarify, if true, that the undeveloped system may never be received. Additionally, consider whether an asset in this state of development warrants presentation in the summary.

(a) RESPONSE: A search of the web site of United States Patent and Trademark Office (the USPTO) indicates that Mr. Walker has more than 775 issued utility patents. See link: http://patft.uspto.gov/netacgi/nph-Parser?Sect1=PTO2&Sect2=HITOFF&u=%2Fnetahtml%2FPTO%2Fsearch-adv.htm&r=0&p=1&f=S&l=50&Query=In%2F%28%22Walker%2C+Jay%22+or+%22jay%2C+walker%22%29+and+apt%2F1&d=PTXT.

A Wikipedia search of “most patents by a single person” indicates that Mr. Walker has 719 patent families. Based on the same search results, Mr. Walker is 11th most patented living individual based on US patent issuances. See link: http://en.wikipedia.org/wiki/Most_patents_by_a_single_person.

Mark P. Shuman

U.S. Securities and Exchange Commission

January 22, 2014

The new patent licensing system that the Company is currently developing is described, at least in part, in a provisional patent application that has been filed with the USPTO.

Intellectual Property Enforcement, page 30

9.	Please state the extent to which the $64 million in gross revenue, settlement income and patent sales proceeds is based on patents now owned by the registrant.

RESPONSE: Of the $64 million in gross revenue, $19.75 million was proceeds from patent sales and $44.3 million was from settlement income/licensing revenue for patents now owned by Patent Properties. Corresponding changes have been made in Amendment No. 2.

Overview of Patent Licensing Platform, page 31

10.	Please more fully describe the current state of development of your patent licensing platform, including a discussion of the barriers to completion.

RESPONSE: The disclosure requested by the Staff has been included in Amendment No. 2.

Employees, page 31

11.	Please clarify that Mr. Walker is not an employee of the company.

RESPONSE: The disclosure requested by the Staff has been included in Amendment No. 2.

Executive Compensation

Amended and Restated 2006 Long-Term Incentive Plan, page 71

12.	Please reconcile the information you provided in response to prior comment 27 with the information provided in your DEF 14C filed October 21, 2013.

RESPONSE: The information provided in response to prior comment 27 is consistent with the information included in the DEF 14C filed October 21, 2013. The reference to the amount of the increased number of shares authorized under the Incentive Plan being 4,000,000 instead of 6,000,000 was a typographical error which has been corrected in Amendment No. 2.

Security Ownership of Certain Beneficial Owners and Management, page 76

Mark P. Shuman

U.S. Securities and Exchange Commission

January 22, 2014

13.	Please consider adding a column to the table or footnotes to show the percentage of voting power held by each of the principal holders listed in the table to more fully convey to shareholders the impact of the voting rights of the Series B preferred stock.

RESPONSE: The Company has considered the Staff’s suggestion and while it notes the possibility that additional figures may more fully convey the impact of the voting rights of the Series B preferred stock, it respectfully is of the view that disclosure containing even more percentages (though accompanied by additional wording to clarify the different calculations) is actually likely to confuse to reader and result in reduced understanding of the effect of the voting rights of the Series B preferred stock. The Company has reviewed the existing disclosure and believes it balances the complexity of the issue with the objective of providing clear disclosure to the reader and believes that it complies with the requirements of Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 78

14.	We reissue prior comment 31 with respect to its request that you file your engagement agreement with IP Navigation Group as an exhibit.

RESPONSE: The Company has determined that the engagement agreement with IP Navigation Group falls within the exclusion mentioned in Regulation S-K Item 6.01(b)(10)(ii) for a contract ordinarily accompanying its kind of business which is immaterial in significance due to the current expectation that it will be terminated prior to the effectiveness of the registration statement.

Compensation Committee Interlocks and Insider Participation, page 81

15.	As indicated in prior comment 32, amend this section to include a description of the related party transactions under this heading that provides the information required by Item 404 of Regulation S-K, rather than simply cross-referencing the related party transaction section. See Item 407(e)(4)(i)(C) of Regulation S-K. If you seek to avoid duplicative disclosure, you may include a cross-reference to the interlocks section in the related party transaction section of the filing.

RESPONSE: The disclosure requested by the Staff has been included in Amendment No. 2.

Part II

Item 16. Exhibits, page II-3

16.	We note your change of corporate name but are unable to locate the amendment to the certificate of incorporation that effected the name change. Please file the amendment or advise us, as applicable.

RESPONSE: The amendment has been included as Exhibit 3.10 to Amendment No. 2.

Mark P. Shuman

U.S. Securities and Exchange Commission

January 22, 2014

Item 17. Undertakings, page II-8

17.	We note your revisions in response to prior comment 33. Please ensure that the undertaking conforms to the text located in Item 512(a)(5)(ii) of Regulation S-K.

RESPONSE: The undertakings included in Amendment No. 2 conform to the text located in Item 512(a)(5)(ii) of Regulation S-K.

Sincerely,

/s/ Norwood P. Beveridge, Jr.